Exhibit 2

(Translation)

To whom it may concern
March 19, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Sale of Headquarters Building
     NIS GROUP CO., LTD. (the “Company”) hereby announces that its Board of Directors today adopted a resolution to pursue the sale of its headquarters building in Matsuyama city, Ehime prefecture.
     The sale of the headquarters building will be effected in order to efficiently utilize assets and to improve the Company’s financial standing, as part of the Company’s management reform program, implemented since last November, for improvement of management efficiency and further expansion of business.
     The Company will sign a lease contract with respect to the necessary portion of the building after the sale, and continue its operations using the building.